UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14030133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-66783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANAGED ACCOUNT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO COUNTRY VIEW ROAD, FIRST FLOOR
(No. and Street)

MALVERN	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EVAN M. SMALLWOOD 610-225-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

751 Arbor Way, Suite 200	Blue Bell	PA	19422-2700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EVAN M. SMALLWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANAGED ACCOUNT SERVICES, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public
Commission expires: 12-13-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC
(A Wholly Owned Subsidiary of Clearbrook Global Advisors, LLC)

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.



Independent Auditor's Report

To the Member
Managed Account Services, LLC
Malvern, Pennsylvania

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Managed Account Services, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Blue Bell, Pennsylvania
February 18, 2014

Managed Account Services, LLC

Statement of Financial Condition
December 31, 2013
(in thousands)

Assets		
Cash	$	12
Deposits with clearing broker and others		342
Receivables from customer		205
Securities at market value		15
Prepaid expenses		20
Equipment, at cost (less accumulated depreciation of $38)		3
Other assets		6
Total assets	$	603
Liabilities and Member's Equity		
Liabilities		
Payable to clearing broker	$	122
Accounts payable and accrued expenses		40
Due to parent and affiliates		22
Total liabilities		184
Member's Equity		419
Total liabilities and member's equity	$	603

See Notes to Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

Organization: Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Global Advisors, LLC (the "Parent"), is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with First Clearing, LLC (the "Clearing Broker"), and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting polices is as follows:

Fair Value of Financial Instruments: The estimated fair values of the Company's short-term financial instruments, including cash, receivables, and accounts payables arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization.

Depreciation: Equipment is depreciated using the straight-line method over the useful lives of the assets.

Income Taxes: The Company, with the consent of its Parent, elected to be taxed under sections of Federal and State tax law, which provides that, in lieu of corporation income taxes, the member accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statement.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2010.

Guarantees: In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to its Clearing Brokers for these customer accounts at December 31, 2013.

(in thousands)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Note 2. Transactions with Customers and Clearing Broker

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

At December 31, 2013, the Company has a liability of $122 to the Clearing Broker. The Company maintains a $50 clearing deposit with the Clearing Broker.

Note 3. Equipment

Equipment as of December 31, 2013 consists of:

	2013
Computers and printers	$ 37
Office equipment	4
	41
Less accumulated depreciation	(38)
Equipment, net	$ 3

Note 4. Commitments and Contingencies

The Parent is committed to pay rent for office space under a non-cancelable lease through September 2017 with annual rental payments subject to 3% escalation. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 5).

At December 31, 2013, the Company did not have any subordinated borrowings.

(in thousands)

Note 5. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and office space and other shared services. The Company has a payable of $22 to its Parent at December 31, 2013. The Parent also made a capital withdrawal of $125 in 2013.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan, based on actual employees of the Company on a monthly basis.

The Company also has transactions with affiliates of the Parent. These affiliates are wholly owned subsidiaries of the Parent.

Clearbrook Investment Consulting, LLC ("CIC") is charged a fee for its customers who hold assets with MAS through its Clearing Broker. There were no amounts due from CIC at December 31, 2013. CbF Advisors, LLC ("CbFA") has a revenue sharing arrangement with the Company as both companies use the same fee generation platform to generate fee income and commingling of customers are generating fee revenue for both companies. As a result, each company receives 15% of the monthly fee income generated by the other company. At December 31, 2013, there were no amounts due to/from CbFA.

Note 6. Concentrations of Credit Risk

The Company maintains cash balances at a financial institution which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Company ("FDIC"). The Company maintains cash balances at a Clearing Broker which, at various times during the year, exceeded the threshold for insurance coverage provided by the Securities Investor Protection Corporation ("SIPC"). The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be a high credit quality financial institution and clearing agent.

The Company has been advised that the Clearing Broker maintains additional insurance coverage provided through London Underwriters, led by Lloyd's of London Syndicate, whereby aggregate losses are subject to a coverage limit of $1 billion and individual client losses of $1.9 million.

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

Note 7. Net Capital Requirements

As a registered broker and dealer in securities under the Securities Exchange Act of 1934, the Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(in thousands)

Note 7. Net Capital Requirements (Continued)

At December 31, 2013, the Company had net capital of $183 which was $133 in excess of the required net capital of $50 The Company's aggregated indebtedness at December 31, 2013 was $169 and its aggregate indebtedness to net capital ratio was .92 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.

Note 8. Fair Value of Financial Instruments

The accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by the accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table provides the assets carried at fair value on a recurring basis as of December 31, 2013, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

Fair Value Measurements December 31, 2013

	Total	Level 1	Level 2	Level 3
Securities owned	$ 15	$ 15	$ -	$ -

Note 9. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2013 and through the date the financial statement was issued for potential recognition or disclosure in the financial statement.